SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 1

to

ANNUAL REPORT

of

KfW

(Name of Registrant)

Date of end of last fiscal year: December 31, 2024

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

SINA R. HEKMAT

Hogan Lovells US LLP

390 Madison Avenue

New York, NY 10017

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2024, as follows:

–	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 1 hereof to the “Presentation of Financial and Other Information” section;

–	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—KfW” on pages 2 to 5 hereof to the “Recent Developments—KfW” section;

–

Exhibit (d) is hereby amended by replacing the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” with the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” on pages 6 to 9 hereof;

–

Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Economic Outlook” on page 9 hereof to the “Recent Developments—The Federal Republic of Germany” section; and

–

Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments” on page 9 hereof to the “Recent Developments—The Federal Republic of Germany—Other Recent Developments” section.

This report is intended to be incorporated by reference into KfW’s prospectus dated June 14, 2024 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

-i-

-ii-

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On August 6, 2025, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.1604 (EUR 0.8618 per U.S. dollar).

RECENT DEVELOPMENTS

KFW

KfW’s Results for the Six Months Ended June 30, 2025

KfW is not required by law to prepare and publish interim financial statements in conformity with IFRS® Accounting Standards, as adopted by the EU (“IFRS Accounting Standards”) applicable to interim financial reporting. Accordingly, KfW only prepares selected interim financial information rather than a full set of interim financial statements. The following information is based on this selected, unaudited interim financial information, which KfW has prepared on the basis of the recognition and measurement principles of IFRS Accounting Standards applicable to interim financial reporting. This information is not necessarily indicative of the figures of KfW Group for the full year ending December 31, 2025.

KfW Group’s total assets decreased by 2.3%, or EUR 12.4 billion, from EUR 545.4 billion as of December 31, 2024 to EUR 532.9 billion as of June 30, 2025. KfW Group’s operating result before valuation and promotional activities amounted to EUR 969 million for the six months ended June 30, 2025, compared to EUR 965 million for the corresponding period in 2024. The main driver for KfW Group’s operating result before valuation and promotional activities during the six months ended June 30, 2025, was net interest income. KfW Group’s operating result before valuation and promotional activities is before (i) risk provisions for lending business, (ii) net gains/losses from securities and investments, (iii) net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss, and (iv) expenses relating to promotional activities. These valuation effects consisted mainly of the following:

•	Expenses from risk provisions in an amount of EUR 95 million for the six months ended June 30, 2025, compared to income in an amount of EUR 155 million for the corresponding period in 2024;

•

Negative effects in an amount of EUR 180 million as market values of securities and equity investments decreased in the six months ended June 30, 2025, compared to positive effects of EUR 118 million for the corresponding period in 2024;

•

Net losses in an amount of EUR 222 million for the six months ended June 30, 2025 due to fair value changes of derivatives used exclusively for hedging purposes in closed risk positions, compared to net gains in an amount of EUR 35 million for the corresponding period in 2024[1]; and

•

Expenses relating to promotional activities in an amount of EUR 246 million for the six months ended June 30, 2025, compared to expenses in an amount of EUR 181 million for the corresponding period in 2024.

KfW Group’s consolidated result for the six months ended June 30, 2025 amounted to a profit of EUR 289 million, compared to a profit of EUR 932 million for the corresponding period in 2024.

[1]

KfW generally enters into derivative transactions to economically hedge interest and currency risks in connection with its financing and funding activities. Some economic hedging relationships entered into do not qualify for hedge accounting or the fair value option under IFRS. In these cases, only the fair value changes in the hedging instrument are recognized in the consolidated income statement as net gains/losses from other financial instruments at fair value through profit or loss, whereas fair value changes in the hedged instrument are not. As a result, the economic risk-mitigating effect of such hedging relationships is not reflected in the consolidated income statement.

Promotional Business Volume

The following table sets forth a breakdown of commitments by business sector for the six months ended June 30, 2025, compared to the corresponding period in 2024.

PROMOTIONAL BUSINESS VOLUME BY BUSINESS SECTOR

	Six months ended June 30,		Year-to-Year
	2025	2024	% change
	(EUR in millions)		(in %)
SME Bank & Private Clients (Mittelstandsbank & Private Kunden)	21,181	16,177	31
Customized Finance & Public Clients (Individualfinanzierung & Öffentliche Kunden)	4,013	3,703	8
KfW Capital	146	679	-78
Export and Project Finance (KfW IPEX-Bank)	11,606	12,251	-5
KfW Entwicklungsbank	2,049	1,427	44
DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH	556	588	-5

Total Promotional Business Volume (1)(2)	39,422	34,718	14

(1)

Total promotional business volume for the six months ended June 30, 2025, has been adjusted for commitments of EUR 128 million, compared to EUR 107 million for the corresponding period in 2024, made by KfW IPEX-Bank relating to export and project finance and refinanced under certain programs of SME Bank.

(2)

Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans, RegioInnoGrowth (“RIG”) loans and global funding facilities to Landesförderinstitute) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of program-based global loans, RIG loans and global funding facilities to Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant period.

KfW’s total promotional business volume increased to EUR 39.4 billion for the six months ended June 30, 2025, compared to EUR 34.7 billion for the corresponding period in 2024. The higher promotional business volume for the six months ended June 30, 2025 was primarily driven by a significant increase of the volumes committed under KfW’s SME Bank & Private Clients business sector.

Commitments in the SME Bank & Private Clients business sector amounted to EUR 21.2 billion for the six months ended June 30, 2025, compared to EUR 16.2 billion for the corresponding period in 2024. This increase was primarily driven by significantly higher commitments in the SME Bank (EUR 10.2 billion compared to EUR 5.7 billion for the corresponding period in 2024) in addition to higher commitments in the Private Clients segment. Increased volume of new commitments in the SME Bank segment was primarily driven by a sharp rise in demand for financing in the renewable energies sector. There was also strong demand for financing to implement digitalization and innovation projects.

Commitments in the Customized Finance & Public Clients business sector amounted to EUR 4.0 billion for the six months ended June 30, 2025, compared to EUR 3.7 billion for the corresponding period in 2024. This increase was primarily driven by the increase in loan commitments to municipalities and social infrastructure projects in 2025.

Commitments related to KfW Capital decreased to EUR 146 million for the six months ended June 30, 2025, compared to EUR 679 million for the corresponding period in 2024. This substantial decrease is mainly due to decreased investments made by KfW on a fiduciary basis for the Federal Government with governmental funds into “HTGF Opportunity” under the “Future Fund” (Zukunftsfonds).

Commitments in KfW’s Export and Project Finance business sector for the six months ended June 30, 2025 amounted to EUR 11.6 billion, slightly below the high level of the corresponding period in 2024 (EUR 12.3 billion). All sector departments contributed to new business, with the Mobility department accounting for more than one-third of total commitments.

Commitments related to KfW Entwicklungsbank increased to EUR 2 billion for the six months ended June 30, 2025, compared to EUR 1.4 billion for the corresponding period in 2024. This increase was mainly due to a significant rise in commitments for the development loans.

Commitments of DEG amounted to EUR 556 million for the six months ended June 30, 2025, compared to EUR 588 million for the corresponding period in 2024, remaining relatively stable.

Sources of Funds

The volume of funding raised in the capital markets for the six months ended June 30, 2025 totaled EUR 50.3 billion, of which 53.8% was raised in euro, 28.1% in U.S. dollar and the remainder in seven other currencies.

Capitalization and Indebtedness of KfW Group as of June 30, 2025

(EUR in millions)
Borrowings
Short-term funds	30,095
Bonds and other fixed-income securities	414,231
Other borrowings	33,648
Total borrowings	477,974
Equity
Paid-in subscribed capital (1)	3,300
Capital reserve	8,447
Reserve from the ERP Special Fund	1,191
Retained earnings	26,841
Fund for general banking risks	0
Revaluation reserve	126
Total equity	39,905

Total capitalization	517,879

(1)

KfW’s equity capital, 80% of which is held by the Federal Government and the remaining 20% by the Länder, amounted to EUR 3,750 million as of June 30, 2025, of which EUR 3,300 million has been paid in pro rata by the Federal Government and the Länder.

The capitalization of KfW Group as of June 30, 2025 is not necessarily indicative of its capitalization to be recorded as of December 31, 2025.

KfW Group’s total equity as of June 30, 2025 was EUR 39,905 million, compared to EUR 39,573 million as of December 31, 2024. The increase of EUR 332 million in total equity reflected:

1.	KfW Group’s consolidated profit of EUR 289 million for the six months ended June 30, 2025; and

2.	An increase of EUR 43 million of revaluation reserves due to valuation results recognized directly in equity relating to pensions and own credit risk.

In connection with the phase-in of the analogous application of banking supervisory law to KfW, the provisions of the EU Capital Requirements Regulation (Regulation EU No 575/2013, “CRR”), the German Banking Act (Kreditwesengesetz) and the German Solvency Regulation (Solvabilitätsverordnung), which require banks to have adequate own funds (Eigenmittel) for the conduct of their business, have become applicable to KfW by analogy with effect from January 1, 2016. In June 2017, KfW received the approval from the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) to calculate its regulatory capital requirements following the advanced internal ratings-based approach (“IRBA”) for a large part of its portfolio as of June 30, 2017.

Based on the results for the six months ended June 30, 2025, both KfW’s total capital ratio and its Tier 1 capital ratio according to Article 92 of the CRR amounted to 29.0%, in each case as of June 30, 2025 (not taking into account the interim profit of the year to date)2. The slight increase of the total capital ratio and the Tier 1 capital ratio compared to March 31, 2025, when both the total capital ratio and the Tier 1 capital ratio amounted to 28.6%, was mainly due to the decreased total risk exposure amount, which is driven by the significant depreciation of the USD against the EUR as well as repayments of customers.

Other Recent Developments

Financial Markets

Funding Volume for 2025

On July 2, 2025, KfW announced that a funding volume of around EUR 70 billion is expected for the year 2025, confirming the full-year funding target of EUR 65 to 70 billion for 2025.

Tender and Support Agreement with BioNTech SE

Pursuant to a Special Federal Mandate, KfW entered into a Tender and Support Agreement with BioNTech SE on July 31, 2025. Under this agreement, KfW has committed to tender its shares in CureVac N.V. to BioNTech SE in exchange for BioNTech American Depository Shares, or ADSs. The final exchange ratio for the shares has not yet been determined. BioNTech SE is a European stock corporation (Societas Europaea) organized under the Laws of Germany and the European Union with its registered seat in Mainz, Germany. All costs and risks associated with this tender will be borne by the Federal Republic of Germany. If the public takeover offer is successful, KfW will receive and hold BioNTech ADSs on a fiduciary basis for and at the economic risk of the Federal Government.

2	According to Article 26(2) CRR.

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on the previous quarter	Percentage change on the same quarter in previous year
2nd quarter 2024	-0.3	-0.7
3rd quarter 2024	0.0	-0.6
4th quarter 2024	0.2	-0.2
1st quarter 2025	0.3	0.3
2nd quarter 2025	-0.1	0.4

(1)	Adjustment for seasonal and calendar effects according to the Census X13 method.

Germany’s gross domestic product (“GDP”) decreased in the second quarter of 2025 compared to the first quarter of 2025, following adjustment for price, seasonal and calendar effects, after having increased at the beginning of 2025 (by a revised +0.3% in the first quarter of 2025 compared with the previous quarter; previously: +0.4%). The decline in GDP in the second quarter of 2025 was primarily driven by a decrease in gross fixed capital formation, particularly in machinery and equipment and in construction, while household and government final consumption expenditure increased after price, seasonal and calendar adjustments. Compared to the second quarter of 2024, price-adjusted GDP in the second quarter of 2025 was at the same level as it was in the second quarter of 2024. However, the second quarter of 2025 included one fewer business day. After adjusting for price and calendar differences, GDP increased 0.4% compared to the same quarter of the previous year.

As part of its regular annual review, the Federal Statistical Office revised previously published GDP data from 2021 onwards, resulting in adjustments ranging from -0.7 to +0.6 percentage points. In an exceptional step, data from 2008 to 2020 were also revised, though changes were minimal (up to ±0.1 percentage points). The revisions primarily reflect improved representation of multinational enterprise group activities. Further details will be published with the second quarter 2025 results on August 22, 2025.

Source: Federal Statistical Office, Gross domestic product: detailed economic performance results for the 2nd quarter of 2025, press release of July 30, 2025 (https://www.destatis.de/EN/Press/2025/07/PE25_278_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on the previous quarter	Percentage change on the same quarter in previous year
July 2024	0.3	2.3
August 2024	-0.1	1.9
September 2024	0.0	1.6
October 2024	0.4	2.0
November 2024	-0.2	2.2
December 2024	0.5	2.6
January 2025	-0.2	2.3
February 2025	0.4	2.3
March 2025	0.3	2.2
April 2025	0.4	2.1
May 2025	0.1	2.1
June 2025	0.0	2.0
July 2025 (1)	0.3	2.0

(1)	Figures are preliminary.

In July 2025, Germany’s consumer price index (CPI) increased by 2.0% year-over-year and 0.3% month-over-month, while core inflation was 2.7% and the harmonised index of consumer prices (HICP) increased by 1.8% year-over-year and 0.4% month-over-month, according to provisional data from the Federal Statistical Office.

Sources: Federal Statistical Office, Short-term indicators: Price indices at a glance (consumer prices, retail prices, producer prices, selling prices in wholesale trade, import prices, export prices). Tables with values and rates of change (https://www.destatis.de/EN/Themes/Economy/Short-Term-Indicators/Prices/pre110.html); Federal Statistical Office, Inflation rate of 2.0% expected in July 2025, press release of July 31, 2025 (https://www.destatis.de/EN/Press/2025/07/PE25_281_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
June 2024	3.4	3.4
July 2024	3.6	3.4
August 2024	3.7	3.4
September 2024	3.2	3.4
October 2024	3.2	3.4
November 2024	3.3	3.5
December 2024	3.2	3.5
January 2025	3.7	3.5
February 2025	3.7	3.6
March 2025	3.7	3.6
April 2025	3.8	3.7
May 2025	3.8	3.7
June 2025	3.6	3.7

(1)	The time series on unemployment are based on the German Labour Force Survey.

(2)	Trend cycle component (X-13-ARIMA method using JDemetra+; calculation by Eurostat).

Roughly 45.9 million persons resident in Germany were in employment in June 2025. The seasonally adjusted number of persons in employment fell slightly by 20,000 (0.0%) compared with the previous month. A similar decline was observed in May 2025, with the seasonally adjusted number of persons in employment falling by 18,000 compared to the previous month.

Compared to June 2024, the number of employed persons in June 2025 decreased by approximately 3,000 or 0.0%. In May 2025, the year-on-year change rate also stood at 0.0% (+11,000 persons). In the second quarter of 2025, employment in Germany remained broadly stable, with approximately 46.0 million persons employed. Provisional data indicate a marginal decrease of 7,000 (0.0%) in the seasonally adjusted figures compared to the previous quarter. In June 2025, the number of unemployed persons increased by approximately 76,000, or 5.1%, compared to June 2024. After adjustment for seasonal and irregular effects, the number of unemployed persons in June 2025 stood at 1.61 million, representing a slight decrease of 0.2% compared to May 2025.

Sources: Federal Statistical Office, Employment almost unchanged in June 2025, press release of July 31, 2025 (https://www.destatis.de/EN/Press/2025/07/PE25_280_132.html); Federal Statistical Office, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data (https://www-genesis.destatis.de/genesis/online?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false&language=en#abreadcrumb).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billions) (1)
Item	January-May 2025	January-May 2024
Goods	84.4	115.5
Services	-23.9	-23.2
Primary income	65.3	52.8
Secondary income	-22.9	-21.0

Current account	102.9	124.0

(1)	Figures may not add up due to rounding.

Source: Deutsche Bundesbank, Major items of the German balance of payments, July 11, 2025 (https://www.bundesbank.de/resource/blob/950000/2196e1d64868925948d8bb428113ba3d/472B63F073F071307366337C94F8C870/2025-07-11-zahlungsbilanz-anlage-data.pdf).

Economic Outlook

On July 14, 2025, the Federal Ministry for Economic Affairs and Climate Action published its assessment of the economic situation in Germany for July 2025. According to the report, following a strong start to the year, Germany’s economic momentum slowed in the second quarter. Industrial production rebounded in May, but new manufacturing orders declined, and exports weakened, particularly to the United States, as earlier pull-forward effects faded. Retail sales and consumer sentiment softened amid geopolitical uncertainty and persistent labor market weakness. Inflation eased to 2.0% in June, while core inflation declined slightly to 2.7%, reflecting reduced price pressures on both goods and services. Inflation is expected to remain broadly stable over the remainder of the year. Employment stagnated and unemployment rose slightly. Corporate insolvencies increased year-on-year, reflecting structural pressures and subdued growth. Overall, economic activity remains volatile, with persistent trade and geopolitical uncertainty continuing to weigh on the outlook.

Source: Bundesministerium für Wirtschaft und Klimaschutz, The Economic Situation in the Federal Republic of Germany in July 2025 (https://www.bundeswirtschaftsministerium.de/Redaktion/EN/Pressemitteilungen/Wirtschaftliche-Lage/2025/20250714-the-economic-situation-in-germany-in-july-2025.html)

Other Recent Developments

EU-US trade deal

The European Union and the United States reached a political agreement in principle on July 27, 2025 to resolve their trade dispute. Under the agreement, the United States will apply a 15% all-inclusive tariff ceiling on the vast majority of EU-origin goods, including automobiles. Some strategic goods such as aircraft and aircraft parts, certain chemicals, certain drug generics or natural resources will go back to pre-January levels. The agreement also lays the groundwork for deeper EU-US cooperation on trade, economic security, and supply chains. It is a political understanding and not legally binding; further negotiations will be needed for full implementation.

Source: European Commission, EU-US trade deal explained (https://ec.europa.eu/commission/presscorner/detail/en/qanda_25_1930).

Monetary Policy

On July 24, 2025, the Governing Council of the European Central Bank (“ECB”) decided to keep the three key ECB interest rates – the main refinancing operations, the marginal lending facility and the deposit facility rate – unchanged, following its decision on June 5, 2025 to lower the three key ECB interest rates by 25 basis points to 2.00% (deposit facility), 2.15% (main refinancing operations) and 2.40% (marginal lending facility), with effect from June 11, 2025.

In particular, the Governing Council reaffirmed its commitment to a data-dependent and meeting-by-meeting approach in determining the appropriate monetary policy stance. Its assessment continues to be guided by the inflation outlook, the dynamics of underlying inflation and the strength of monetary policy transmission. Inflation has now reached the 2% medium-term target, and incoming information has remained broadly in line with previous expectations. Domestic price pressures have continued to moderate, alongside a slowdown in wage growth. The economy has so far proven resilient in a challenging global environment, reflecting in part the impact of past interest rate cuts. At the same time, the outlook remains highly uncertain, particularly due to ongoing trade tensions.

While the Governing Council reiterated that it is determined to ensure inflation stabilises at its 2% target over the medium term, it does not pre-commit to a particular rate path, and future decisions will remain contingent on an updated assessment of the inflation outlook and the risks surrounding it.

The Governing Council reported that the asset purchase programme (APP) and pandemic emergency purchase programme (PEPP) portfolios are declining at a measured and predictable pace, as the Eurosystem no longer reinvests the principal payments from maturing securities.

Sources: European Central Bank, Monetary policy decisions, press release of July 24, 2025 (https://www.ecb.europa.eu/press/pr/date/2025/html/ecb.mp250724~50bc70e13f.en.html); European Central Bank, Monetary policy decisions, press release of June 5, 2025 (https://www.ecb.europa.eu/press/pr/date/2025/html/ecb.mp250605~3b5f67d007.en.html).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW

By:	/s/ TIM ARMBRUSTER
	Name:	Tim Armbruster
	Title:	Senior Vice President and Treasurer

By:	/s/ FIONA HELENE FLEISCHMANN
	Name:	Fiona Helene Fleischmann
	Title:	First Vice President

Date: August 7, 2025